UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 October 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Third quarter operating income up 8.9% on last year,

30 October 2006

30 October 2006

Third quarter operating income up 8.9% on last year

Decision to divest Freight Management

•	Group revenues up 9.0%; mostly organic growth

•	Profit from continuing operations up 5.0% to € 169 million

•	31.3% increase in Express operating income

-Double digit revenue growth, with record volumes

-Record third quarter margin of 8.8%

•	Mail revenue growth of 2.6% and margin of 14.2% in line with outlook

-EMN revenue growth over 25%, with higher costs due to acceleration in capacity growth

-Dutch addressed mail impacted by fewer bank mailings, ongoing competition and substitution

•	Decision to divest Freight Management

-Results included in discontinued operations

•	Part of the one-off costs related to sale of Logistics businesses, as earlier anticipated, booked in Q3

CEO Peter Bakker: "TNT's Board of Management is pleased! with the results of the third quarter. Operating income grew by 8.9% fueled by new records in Express both in terms of revenue growth and the Q3 margin level. The Mail operating margin was in line with the outlook but Mail Netherlands saw 'above trend' volume decreases in this quarter. We confirm the full-year outlook for TNT.

The completion of the sale of our Logistics division - for which all approvals have now been obtained - is still expected before the year end. Part of the earlier-indicated costs related to the sale of Logistics was booked in the third quarter results. Good strategic progress has been achieved with the acquisition of a road express operator in India and further accelerated growth of EMN. To further focus our business on operating networks, we announce today our intention to exit Freight Management.

All-in-all, we are satisfied with the st! rategic progress and the structural improvements in our operating performance made so far this year."

TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 31 October 2006